Exhibit 1.01

Conflict Minerals Report

Party City Holdco Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD in respect of 2015 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 24, 2016.

Unless otherwise indicated, the terms “Company”, “we”, “us” and “our” refer collectively to Party City Holdco Inc. and its subsidiaries.

As used herein, “Conflict Minerals” or “3TG” are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Forward-looking statements can be identified by the use of words, such as “intend” and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that 3TG that are necessary to the functionality or production of products that it manufactures or contracts to manufacture benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (the “DRC”) region, the United States or elsewhere. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.

Overview; Applicability of the Conflict Minerals Rule to the Company

The Company is an indirect holding company of Party City Holdings Inc. (“PCHI”). PCHI and its direct and indirect subsidiaries design, manufacture, distribute and retail decorated party supplies. We manufacture a portion of our products in our own facilities, while other products are manufactured by third parties. We have minimal influence over the materials, parts, ingredients or components of most of the products that we purchase from third parties. In addition, a substantial majority of the products that we sell but do not manufacture are unaltered, off-the-shelf finished goods.

The principal raw materials used in manufacturing our products are paper, petroleum-based resin and cotton. Most of the products that we manufacture or contract to manufacture therefore contain no or minimal 3TG.

We are however subject to the Conflict Minerals Rule because certain products that we manufacture or contract to manufacture contain 3TG that are necessary to the functionality or production of the products. Some of the Company’s products contain 3TG, although each product does not contain all of these materials.

We do not directly source 3TG from mines, smelters or refiners. We believe that in most cases we are several steps removed in the supply chain from these market participants, limiting our influence over their sourcing. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with the expectations provided in our Conflict Minerals Policy, which we describe below.

The Company’s Conflict Minerals Policy

The Company has adopted a policy for the supply chain of 3TG.

The Conflict Minerals Policy includes our expectations that our suppliers:

1.	Assist us in complying with the Conflict Minerals Rule, by providing us, from time to time, with written certifications and other information concerning the origin of 3TG included in products and/or components supplied to the Company;

2.	Implement controls on their supply chains consistent with our responsible sourcing commitment, so that they are able to provide us with the foregoing information and so that all of the 3TG in the components, parts and products that we purchase from them are conflict free;

3.	Source 3TG from sources that do not support conflict and, where practicable, source 3TG from smelters and refiners that are certified as “conflict free” or the equivalent by an independent third party; and

4.	Otherwise implement, and require their direct and indirect suppliers to implement, policies, protocols, standards, systems, frameworks and procedures that are consistent with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

The Conflict Minerals Policy encourages responsible sourcing of 3TG from the DRC and its adjoining countries, and we discourage our suppliers from embargoing DRC region-sourcing.

Our Conflict Minerals Policy also indicates that supplier compliance with the policy may be taken into account in connection with purchasing decisions.

Reasonable Country of Origin Inquiry Information

For 2015, the Company conducted a “reasonable country of origin inquiry” (“RCOI”). The Company designed its RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that it manufactures or contracts to manufacture. For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.

The Company’s outreach included the 387 suppliers (the “Suppliers”) that it identified as potentially having supplied to the Company 3TG or components containing 3TG or that contracted to manufacture for the Company products that potentially contain necessary 3TG. The Company determined which of its suppliers were potentially in-scope for 2015 through product specifications and other information known to us. We also considered the degree of influence that we exercised over the materials, parts and components of the products that were manufactured for us.

Of the Suppliers who indicated that their products may contain 3TG, those Suppliers identified six smelters and refiners that may be in the Company’s supply chain. Based on the Company’s reasonable country of origin inquiry, it concluded that four of these smelters and refiners sourced entirely from outside of the DRC and its adjoining countries, including from recycled or scrap sources, as described under “Smelters and Refiners.” The foregoing determination was based on reviewing information provided by the CFSI as well as other publicly available information.

For 2015, the Company was unable to determine the origin of at least a portion of the necessary 3TG in each of its in-scope products. None of the necessary 3TG contained in the in-scope products were determined by the Company to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, the Company did not conclude that any of its in-scope products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Pursuant to the Conflict Minerals Rule, based on the results of the Company’s RCOI, it was required to conduct due diligence for 2015. These due diligence efforts are discussed below.

Due Diligence Framework

Design Framework

For 2015, the Company utilized due diligence measures based on the applicable criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of the Company’s program design are discussed below. However, these are not all of the discrete procedures of the program that the Company has put in place to help ensure that the 3TG contained in its products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that the Company took in respect of 2015 are discussed under “Due Diligence Program Execution.”

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	The Company has a team of senior staff under the General Counsel led by the Compliance Officer charged with managing our 3TG compliance program. The senior staff are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

b.	The Company utilizes specialist outside counsel to assist it with its 3TG compliance program.

c.	The Company uses the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (the “CFSI”) to obtain information from in-scope suppliers and identify smelters and refiners in its supply chain.

d.	The Company has a policy requiring the maintenance of business records relating to 3TG due diligence processes, findings and resulting decisions for at least five years. The Company maintains its records relating to 3TG due diligence processes, findings and resulting decisions in electronic format.

e.	To report violations of our Conflict Minerals Policy, employees and other interested parties can go to www.tnwinc.com/reportline/amscan or send the Company an email at sp.amscansec@amscan.com.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	Potentially in-scope suppliers are requested to complete a CMRT.

b.	The Company follows up with suppliers that do not respond to the request within the specified time frame. The information is requested from each supplier multiple times to the extent the supplier continues to be non-responsive. After multiple requests, if a response is not received from a supplier, the request is appropriately escalated. Telephone calls, certified letters, and emails are used as a means of follow up.

c.	The Company reviews the responses received from suppliers for plausibility, consistency and gaps. It follows up by email or phone with suppliers that submit a response that triggers specified quality control flags.

d.	Smelter and refiner information provided by suppliers is reviewed against the Smelter Reference List tab of the CMRT and the list of known processing facilities published by the U.S. Department of Commerce. To the extent that a smelter or refiner identified by a supplier is not on either of these lists, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

e.	Identified smelters and refiners are reviewed against the list of “compliant” or equivalent smelters and refiners published in connection with the CFSI’s Conflict-Free Smelter Program (“CFSP”), the London Bullion Market Association (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification.

f.	If a smelter or refiner identified by a supplier is not listed as compliant or the equivalent by an independent third-party, we consult publicly available information or attempt to contact the smelter or refiner to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

g.	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	The Compliance Officer reports the findings of its supply chain risk assessment to the Company’s General Counsel and senior management.

b.	The Company addresses identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with the Company’s due diligence, it utilizes information made available by the CFSP, LBMA’s, and RJC concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

The Company files a Form SD and, to the extent applicable, a Conflict Minerals Report with the Securities and Exchange Commission and makes the filing available on its website.

Due Diligence Program Execution

In furtherance of the Company’s 3TG due diligence, the Company performed the following due diligence measures with respect to 2015. These are not all of the discrete measures that the Company took with respect to 2015 in furtherance of its 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	The Company sent requests to 387 Suppliers to provide it with a completed CMRT. The Company followed up by email, letter, and/ or phone with the Suppliers that did not provide a response within the time frame specified in the request. 90.44% percent of the Suppliers responded to the request for information. The Company reviewed the responses received from the Suppliers for plausibility, consistency, and gaps. It followed up by email or letter with Suppliers that submitted a response that triggered specified quality control flags.

2.	With respect to those completed CMRTs that identified a smelter or refiner, the Company reviewed the information provided against the list of compliant or equivalent smelters and refiners published in connection with the CFSP, the LBMA’s Good Delivery List and the RJC’s Chain-of-Custody Certification. Four of the smelters and refiners identified by Suppliers were listed as compliant by the CFSI as of May 10, 2016.

3.	For those smelters and refiners identified by a Supplier that were not listed as compliant or the equivalent by an independent third-party, Internet research also was performed to determine whether there are any outside sources of information regarding the smelter’s or refiner’s sourcing practices.

4.	The Compliance Officer reported to the General Counsel and senior management the findings of its supply chain risk assessment.

Smelters and Refiners

In connection with the Company’s RCOI or due diligence, as applicable, the Suppliers identified to the Company the smelters and refiners listed below as either having or potentially having processed the necessary 3TG contained in the Company’s in-scope products for 2015. Due to the Company’s position in the supply chain, which is discussed earlier in this Conflict Minerals Report, the Company relies on its suppliers for accurate smelter and refiner information and its due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in the Company’s in-scope products. Please see the notes that accompany the table for additional information concerning the information presented.

Mineral	Smelter or Refiner Name	Smelter or Refiner Location	Status

Gold	Western Australian Mint trading as The Perth Mint	Australia	Compliant
Tantalum	Conghua Tantalum and Niobium Smeltry	China	Compliant
Tin	Alpha	United States	Compliant
Tungsten	ALMT Sumitomo Group	Japan	Compliant

The Company notes the following in connection with the above table:

a.	Not all of the included smelters and refiners may have processed the necessary 3TG contained in the Company’s in-scope products, since the majority of the Suppliers who reported using 3TG did so at a “company level,” meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold to the Company. Some Suppliers also may have reported smelters and refiners that were not in the Company’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not include all of the smelters and refiners in the Company’s supply chain, since some Suppliers may not have identified all of their smelters or refiners and because not all Suppliers responded to the Company’s inquiries.

b.	The table only includes entities that were listed as smelters or refiners by an independent third-party.

c.	Smelter or refiner status information in the table is as of May 10, 2016.

d.	“Compliant” means that a smelter or refiner was listed as compliant with the Conflict-Free Smelter Program’s (“CSFP”) assessment protocols, including through mutual recognition. Smelters and refiners that are listed as “Re-audit in process” by the CFSP are considered to be Compliant by the CFSP. Included smelters and refiners were not necessarily Compliant for all or part of 2015 and may not continue to be Compliant for any future period. We do not have information on the origin of the 3TG processed by any of the Compliant smelters and refiners prior to their respective certification dates.

e.	“Active” is a CSFP designation that means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry – Conflict Minerals Council.

f.	“On Reference List Only” means that a smelter or refiner is listed on the Smelter Reference List tab of the CMRT, but is not listed as “Compliant” or “Active”.

g.	Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI without independent verification by the Company.

Country of Origin Information

The identified countries of origin of the 3TG processed by the Compliant smelters and refiners listed in the table above may have included the countries in the categories listed below. The Company has not been able to reliably determine the country of origin of any of the other smelters or refiners listed in the table. The countries below are sorted by risk level.

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC and its nine adjoining countries: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC – The Democratic Republic of the Congo.

Alternatively, or in addition, some of the Compliant smelters and refiners may have sourced from recycled or scrap sources.

The Company endeavored to determine the mine or location of origin of the necessary 3TG contained in its in-scope products by requesting that the Suppliers provide it with a completed CMRT. For the smelters and refiners that were identified by the Suppliers, that were not listed as Compliant, the Company consulted publicly available information to attempt to determine the mine or location of origin of the 3TG processed by the smelter or refiner.

Future Risk Mitigation Efforts

Since the end of the calendar 2015 compliance period, the Company has adopted a Conflict Minerals Policy. The Company intends to take the following additional steps with respect to 2016 to mitigate the risk that the necessary 3TG in the Company’s in-scope products benefit armed groups:

1.	Distribute the Company’s Conflict Minerals Policy by posting the Policy on the Company’s website and making it available internally and to suppliers through the Company’s vendor website.

2.	Request that suppliers provide information at a product level (i.e., smelter and refiner information specific to the products, components or materials that they sold to the Company).

3.	Further engage with Suppliers that did not fully respond to information requests related to the Company’s 3TG compliance program for 2015 to help ensure that they provide requested information for 2016.

4.	Monitor and encourage the continuing development and progress of traceability measures at suppliers.

5.	Communicate to new in-scope suppliers the Company’s sourcing expectations, including through the dissemination of the Conflict Minerals Policy. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

6.	Join the CFSI.

All of these steps are in addition to the steps that the Company took with respect to 2015, which it intends to continue to take with respect to 2016 to the extent applicable.